December 30, 2005

Mail Stop 6010


Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

      Re:	Cardica, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed December 20, 2005
		File No. 333-129497

Dear Mr. Hausen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

1. We note your revised disclosure in response to comment 8 in our letter dated November 30, 2005. Please explain in more detail the circumstances surrounding the termination of the distribution and development agreement with Guidant in September 2004. If Guidant terminated the agreement prior to its expiration, please expand your disclosure to explain why.
2. The supplemental materials are not marked to indicate how they support the business, industry, and product disclosure in your filing. In order to expedite our review, please identify the information in the filing that you believe the supplemental materials support, and provide the relevant page numbers in the supplemental materials.

Risk Factors, page 7

3. We note that one customer accounted for 90% of total revenue for the three month period ended September 30, 2005. We also note that your revenues for that quarter totaled $168,000 and your accounts receivable increased $62,000. In an appropriate risk factor, expand to discuss the risks related to your dependence on one customer, and identify the customer.

Our products may never gain any significant degree of market acceptance..., page 10

4. Please explain in further detail the "characteristics" that may differ significantly between European patients and U.S. patients.

We could be exposed to significant product liability claims..., page
16

5. Expand to disclose whether you are aware of any existing product liability claims.

Management`s Discussion and Analysis, page 33

Stock-Based Compensation, page 35

6. We note your response to prior comment 37 in our letter dated November 30, 2005. We also note your recent discussions with underwriters regarding the proposed filing range and the significant issuance of your stock options during the same timeframe. Additionally, we see your recent reassessment of fair value of common stock based on fully diluted shares outstanding. We note that the public offering range disclosed in your document is based on an estimate of fair value exclusive of the effect of convertible or exercisable securities. Please clarify the basis for the "discount" for fully diluted shares outstanding and why the determination of fair value should be based upon a fully diluted basis. In addition, tell us why you do not believe that the filing range determined by the underwriters is a more appropriate estimate of the fair value of the recently issued stock options.
7. Please revise to disclose the specific methodology used in the "market-based approach" to determine the reassessed fair value per share. The methodology used to determine the reassessed fair value and the basis for all significant assumptions and any discounts should be clearly disclosed.

Results of Operations, page 37

Three Months Ended September 30, 2004 and 2005, page 37

8. We see that you had inventory write-offs for obsolete PAS-Port systems in the three months ended September 30, 2005. Please revise to quantify the amount of the write-down and to disclose the circumstances that led to the impairment.

9. Please tell us the accounting for the repayment of loans to the three directors with common stock October 2005, including how you determined the value of the stock used for repayment.

Business, page 44

10. In an appropriate location in this section, discuss the material terms of the sponsored research agreement referred to in Note 5 to the financial statements on page F-20.

Employee Benefit Plans, page 78

11. Give the material number of stock options issued in July, 2005, expand the disclosure to state the total number of options granted at that time, the option exercise price for the shares, and the deemed fair market value at the time of the grant. Identify the individuals who received a significant number of options and the number of options each received-at a minimum that would be Messrs. Knodel, Newell and Hausen.

Loans to Executive Officers and Directors, page 84

12. We note the disclosure in the first paragraph on page 37 discussing non-cash compensation expense recorded in connection with these loans. Expand to discuss here.

Transactions with a Relative..., page 87

13. Expand to disclose amounts paid to Bryan Knodel and/or his firm over the last three years for consulting services.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

14. We note your "draft" report for the effect of a reverse stock split of your stock. Prior to going effective, the audit report
should be signed and the draft language should be removed.   The
same
applies to the Consent of Independent Registered Public Accounting Firm, filed as exhibit 23.1.

Statements of Cash Flows, page F-9

15. Please revise to clearly indicate the financial statements periods that are unaudited.

Note 8.  Notes Payable, page F-22

16. Refer to prior comment 32 in our letter dated November 30, 2005.
We see your disclosure that the $1.1 million expense for the early extinguishment of debt related to the issuance of preferred stock to pay for interest due on the notes payable and $460,000 related to the acceleration of the amortization of warrant expense recorded as a discount to the debt. Please clarify why the issuance of preferred stock for accrued interest would result in an additional charge to interest

	expense. We presume that you recorded interest related to the
debt as a period 	expense when it became due.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
      Assistant Director



cc(via facsimile):  Nancy Wotjas, Esq.
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Bernard Hausen
Cardica, Inc.
December 30, 2005
Page 1